Northeast Utilities						Exhibit 12
Ratio of Earnings to Fixed Charges

(Thousands of Dollars)
	For the Years Ended December 31,
	2008	2007	2006	2005		2004
Earnings, as defined:
Net income/(loss) from continuing operations before
cumulative effect of accounting change	$260,828	$245,896	$132,936	$(256,903)		$70,423
Income tax expense/(benefit)	105,661	109,420	(76,326)	(184,862)		22,388
Equity in earnings of regional nuclear
generating and transmission companies	(1,637)	(3,983)	(334)	(3,311)		(2,592)
Dividends received from regional equity investees	1,017	4,542	2,145	687		3,879
Fixed charges, as below	304,374	275,611	267,243	265,046		235,699
Less: Interest capitalized (including AFUDC)	(17,797)	(17,568)	(14,482)	(10,463)		(4,517)
Preferred dividend security requirements of
consolidated subsidiaries	(9,265)	(9,265)	(9,265)	(9,265)		(9,265)
Total earnings/(loss), as defined	$643,181	$604,653	$301,917	$(199,071)		$316,015

Fixed charges, as defined:
Interest on long-term debt (a)	$193,883	$162,841	$141,579	$131,870		$107,365
Interest on rate reduction bonds	50,231	61,580	74,242	87,439		98,899
Other interest (b)	25,031	15,824	22,375	19,276		8,586
Rental interest factor	8,176	8,533	5,300	6,733		7,067
Preferred dividend security requirements of
consolidated subsidiaries	9,265	9,265	9,265	9,265		9,265
Interest capitalized (including AFUDC)	17,797	17,568	14,482	10,463		4,517
Total fixed charges, as defined	$304,374	$275,611	$267,243	$265,046		$235,699

Ratio of Earnings to Fixed Charges	2.11	2.19	1.13	(0.75)	(c)	1.34

(a) Interest on long-term debt amounts include amortized premiums, discounts and capitalized expenses related to indebtedness.

(b)

For the years ended December 31, 2008 and 2007, other interest includes interest expense related to Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109."

(c) Consolidated earnings were inadequate to cover fixed charges by $464.1 million for the year ended December 31, 2005.